SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

31 December 2010

The Royal Bank of Scotland Group plc

Gogarburn
PO Box 1000
Edinburgh EH12 1HQ
Scotland
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X                                              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                                                 No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File No. 333-162219) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Article 11 unaudited pro forma information

Unaudited pro forma condensed consolidated financial information

Basis of preparation

The unaudited pro forma condensed consolidated financial information (the "unaudited pro forma financial information") comprises the unaudited pro forma condensed consolidated balance sheet as at 31 December 2010 (the "unaudited pro forma balance sheet") and the unaudited pro forma condensed consolidated income statements for the years ended 31 December 2010, 31 December 2009 and 31 December 2008 (the "pro forma income statements") based on the published audited and unaudited financial statements of RBS, prepared in accordance with IFRS, after giving effect to:

(a)	the distribution of those ABN AMRO businesses attributable to Santander and the Dutch State (the "other Consortium Members"); and
(b)	the divestment of certain businesses to meet the European Commission's State Aid requirements (see below).

The distribution to other Consortium Members has now substantially completed following legal separation of ABN AMRO N.V. which took place on 1 April 2010.

To comply with the European Commission's State Aid requirements, RBS has agreed to make a series of divestments to be completed within four years from December 2009, as follows:

•	RBS Insurance
•	Global Merchant Services (sold November 2010)
•	RBS Sempra Commodities (acquired April 2008; majority sold during 2010)
•
the RBS branch based business in England and Wales, the NatWest branch network in Scotland, along with the Direct SME customers across the UK (termed the 'UK Retail and UK Corporate businesses outlined for disposal')

Collectively, the above are defined as the 'EC State Aid Divestments'.

The pro forma financial information has been prepared assuming the following:

•	pro forma balance sheets: the distribution to the other Consortium Members and EC State Aid Divestments had occurred on 31 December 2010;

•	pro forma income statements: the distribution to the other Consortium Members and EC State Aid Divestments had occurred on 1 January 2008;

Article 11 unaudited pro forma information

Unaudited proforma condensed consolidated financial information (continued)

Basis of preparation (continued)

•	sale proceeds in respect of the EC State Aid Divestments not yet completed are received in cash and are equal to the net asset values of the businesses to be disposed of; and

•
the UK Retail and UK Corporate business outlined for disposal represents a carve-out from existing RBS businesses and therefore discrete financial information for this divestment which is factually supportable is not currently available. Accordingly, the pro forma financial information in respect of the EC State Aid Divestments excludes this business.

The table below shows best estimates regarding certain key line items in respect of the UK Retail and UK Corporate businesses outlined for disposal.  Detailed financial information about this business on a stand alone basis is currently being prepared and therefore the estimates are subject to change.

	Year ended 31 December 2010	Year ended 31 December 2009	Year ended 31 December 2008
	£m	£m	£m
UK Retail and UK Corporate businesses outlined for disposal

Total income	902	925	1,082
Operating profit before impairment losses	439	451	567
Operating profit/(loss) before tax	160	(55)	347

Total assets at 31 December 2010 were estimated to be £19.9 billion

The pro forma financial information is presented for information purposes only and does not represent what the results of operations would actually have been had the distribution to other Consortium Members and EC State Aid Divestments occurred on the dates indicated nor is it necessarily indicative of the results of operations of financial position that may or may be expected to be achieved in the future.

Article 11 unaudited pro forma information (continued)

Unaudited pro forma balance sheet as at 31 December 2010

	RBS (1)	RFS Minority Interest (2)	Pro forma RBS (3)	EC State Aid Divestments (4)	Pro forma RBS (5)
	£m	£m	£m	£m	£m

Assets
Cash and balances at central banks	57,014	-	57,014	4,332	61,346
Loans and advances to banks	100,518	(2)	100,516	(2,484)	98,032
Loans and advances to customers	555,260	-	555,260	(2,353)	552,907
Debt securities and equity shares	239,678	-	239,678	(7,868)	231,810
Derivatives	427,077	-	427,077	(69)	427,008
Intangible assets	14,448	-	14,448	(984)	13,464
Property, plant and equipment	16,543	-	16,543	(138)	16,405
Other assets	43,038	(940)	42,098	(8,320)	33,778

Total assets	1,453,576	(942)	1,452,634	(17,884)	1,434,750

Liabilities
Deposits by banks	98,790	(113)	98,677	-	98,677
Customer accounts	510,693	-	510,693	-	510,693
Debt securities in issue	218,372	-	218,372	-	218,372
Settlement balances	10,991	-	10,991	-	10,991
Short positions	43,118	-	43,118	-	43,118
Derivatives	423,967	-	423,967	-	423,967
Subordinated liabilities	27,053	-	27,053	-	27,053
Other liabilities	43,741	(534)	43,207	(17,108)	26,099

Total liabilities	1,376,725	(647)	1,376,078	(17,108)	1,358,970

Non-controlling interests	1,719	(295)	1,424	(776)	648
Equity owners	75,132	-	75,132	-	75,132

Total equity	76,851	(295)	76,556	(776)	75,780

Total liabilities and equity	1,453,576	(942)	1,452,634	(17,884)	1,434,750

Notes:
(1)
The financial information for RBS has been extracted from the audited financial statements for the year ended 31 December 2010 included on page 211 of the Form 20-F filed with the SEC on 31 March 2011.

(2)
The financial information for the RFS Minority Interest has been extracted from RBS's accounting records for the year ended 31 December 2010 without adjustment and represents those parts of the ABN AMRO businesses attributable to the other Consortium Members.

(3)	Pro forma unaudited balance sheet of RBS as at 31 December 2010 excluding those parts of the ABN AMRO businesses attributable to the other Consortium Members.
(4)
The financial information for the EC State Aid Divestments has been extracted from RBS's accounting records for the year ended 31 December 2010 without adjustment and represents those parts of the businesses agreed with the European Commission as being for disposal for which information is currently available, namely RBS Insurance and any remaining parts of RBS Sempra Commodities.

(5)	Adjusted pro forma unaudited balance sheet of RBS as at 31 December 2010 excluding those parts of the ABN AMRO businesses attributable to the other Consortium Members and the EC State Aid Divestments.

Article 11 unaudited pro forma information (continued)

Unaudited pro forma income statement for the year ended 31 December 2010
	RBS (1)	RFS Minority Interest (2)	RBS excluding RFS Minority Interest (3)	EC State Aid Divestments (4)	Pro forma RBS (5)
Continuing operations	£m	£m	£m	£m	£m

Net interest income	14,209	(9)	14,200	(450)	13,750

Net fees and commissions	5,982	1	5,983	(108)	5,875
Income from trading activities	4,517	(4)	4,513	(390)	4,123
Gain on redemption of own debt	553	-	553	-	553
Other operating income (excluding insurance premium income)	1,479	154	1,633	(155)	1,478
Insurance net premium income	5,128	-	5,128	(5,013)	115

Non-interest income	17,659	151	17,810	(5,666)	12,144

Total income	31,868	142	32,010	(6,116)	25,894
Operating expenses	(18,228)	8	(18,220)	1,381	(16,839)

Profit before other operating charges and impairment losses	13,640	150	13,790	(4,735)	9,055
Insurance net claims	(4,783)	-	(4,783)	4,698	(85)
Impairment (losses)/gains	(9,256)	-	(9,256)	21	(9,235)

Operating loss before tax	(399)	150	(249)	(16)	(265)
Tax	(634)	(29)	(663)	(14)	(677)

Loss from continuing operations	(1,033)	121	(912)	(30)	(942)

Loss attributable to:
Non-controlling interests	(60)	121	61	(55)	6
Preference shareholders	105	-	105	-	105
Paid-in equity holders	19	-	19	-	19
Ordinary shareholders	(1,097)	-	(1,097)	25	(1,072)

	(1,033)	121	(912)	(30)	(942)

Per 25p ordinary share (pence)

Continuing operations
Basic	(0.5)		(0.5)		(0.4)
Fully diluted	(0.5)		(0.5)		(0.4)

Number of shares (million)
Weighted average ordinary shares	107,245		107,245		107,245
Weighted average diluted ordinary shares	107,245		107,245		107,245

Notes:
(1)
The financial information for RBS has been extracted from the audited financial statements for the year ended 31 December 2010 included on page 209 of the Form 20-F filed with the SEC on 31 March 2011.

(2)
The financial information for the RFS Minority Interest has been extracted from RBS's accounting records for the year ended 31 December 2010 without adjustment and represents those parts of the ABN AMRO businesses attributable to the other Consortium Members.

(3)	Pro forma unaudited income statement of RBS for the year ended 31 December 2010 excluding those parts of the ABN AMRO businesses attributable to the other Consortium Members.
(4)
The financial information for the EC State Aid Divestments has been extracted from RBS's accounting records for the year ended 31 December 2010  without adjustment and represents those parts of RBS attributable to the businesses agreed with the European Commission as being for disposal for which information is currently available, namely RBS Insurance, RBS Sempra Commodities and Global Merchant Services.

(5)
Pro forma unaudited income statement of RBS for the year ended 31 December 2010 excluding those parts of the ABN AMRO businesses attributable to the other Consortium Members and the EC State Aid Divestments.

Article 11 unaudited pro forma information (continued)

Unaudited pro forma income statement for the year ended 31 December 2009
	RBS (1)	RFS Minority Interest (2)	RBS excluding RFS Minority Interest (3)	EC State Aid Divestments (4)	Adjusted Pro forma RBS (5)
Continuing operations	£m	£m	£m	£m	£m

Net interest income	13,388	179	13,567	(477)	13,090

Net fees and commissions	5,948	-	5,948	67	6,015
Income from trading activities	3,761	45	3,806	(799)	3,007
Gain on redemption of own debt	3,790	-	3,790	-	3,790
Other operating income (excluding insurance premium income)	873	97	970	(376)	594
Insurance net premium income	5,266	-	5,266	(5,138)	128

Non-interest income	19,638	142	19,780	(6,246)	13,534

Total income	33,026	321	33,347	(6,723)	26,624
Operating expenses	(17,417)	35	(17,382)	1,615	(15,767)

Profit before other operating charges and impairment losses	15,609	356	15,965	(5,108)	10,857
Insurance net claims	(4,357)	-	(4,357)	4,223	(134)
Impairment losses	(13,899)	-	(13,899)	8	(13,891)

Operating loss before tax	(2,647)	356	(2,291)	(877)	(3,168)
Tax	429	(90)	339	148	487

Loss from continuing operations	(2,218)	266	(1,952)	(729)	(2,681)

Loss attributable to:
Non-controlling interests	382	266	648	(234)	414
Preference shareholders	878	-	878	-	878
Paid-in equity holders	57	-	57	-	57
Ordinary shareholders	(3,535)	-	(3,535)	(495)	(4,030)

	(2,218)	266	(1,952)	(729)	(2,681)

Per 25p ordinary share (pence)

Continuing operations
Basic	(6.3)		(6.3)		(7.2)
Fully diluted	(6.3)		(6.3)		(7.2)

Number of shares (million)
Weighted average ordinary shares	52,891		52,891		52,891
Weighted average diluted ordinary shares	52,891		52,891		52,891

Notes:
(1)	The financial information for RBS has been extracted from the audited financial statements for the year to 31 December 2009 included on page 209 of the Form 20-F filed with the SEC on 31 March 2011.
(2)
The financial information for the RFS Minority Interest has been extracted from RBS's accounting records for the year ended 31 December 2009 without adjustment and represents those parts of the ABN AMRO businesses attributable to the other Consortium Members.

(3)	Pro forma unaudited income statement of RBS for the year ended 31 December 2009 excluding those parts of the ABN AMRO businesses attributable to the other Consortium Members.
(4)
The financial information for the EC State Aid Divestments has been extracted from RBS's accounting records for the year ended 31 December 2009 without adjustment and represents those parts of the businesses agreed with the European  Commission as being for disposal for which information is currently available, namely RBS Insurance, RBS Sempra Commodities and Global Merchant Services.

(5)
Pro forma unaudited income statement of RBS for the year ended 31 December 2009 excluding those parts of the ABN AMRO businesses attributable to the other Consortium Members and the EC State Aid Divestments.

Article 11 unaudited pro forma information (continued)

Unaudited pro forma income statement for the year ended 31 December 2008
	RBS (1)	RFS Minority Interest (2)	RBS excluding RFS Minority Interest (3)	EC State Aid Divestments (4)	Adjusted Pro forma RBS (5)
Continuing operations	£m	£m	£m	£m	£m

Net interest income	15,482	282	15,764	(669)	15,095

Net fees and commissions	6,411	23	6,434	(29)	6,405
Income from trading activities	(9,025)	196	(8,829)	(793)	(9,622)
Other operating income (excluding insurance premium income)	2,153	(190)	1,963	(78)	1,885
Insurance net premium income	5,709	-	5,709	(5,293)	416

Non-interest income	5,248	29	5,277	(6,193)	(916)

Total income	20,730	311	21,041	(6,862)	14,179
Operating expenses	(35,065)	166	(34,899)	1,716	(33,183)

Loss before other operating charges and impairment losses	(14,335)	477	(13,858)	(5,146)	(19,004)
Insurance net claims	(3,917)	-	(3,917)	3,733	(184)
Impairment (losses)/gains	(7,439)	7	(7,432)	45	(7,387)

Operating loss before tax	(25,691)	484	(25,207)	(1,368)	(26,575)
Tax	2,167	(172)	1,995	291	2,286

Loss from continuing operations	(23,524)	312	(23,212)	(1,077)	(24,289)

Loss attributable to:
Non-controlling interests	100	312	412	(164)	248
Preference shareholders	536	-	536	-	536
Paid-in equity holders	60	-	60	-	60
Ordinary shareholders	(24,220)	-	(24,220)	(913)	(25,133)

	(23,524)	312	(23,212)	(1,077)	(24,289)

Per 25p ordinary share (pence)

Continuing operations
Basic	(146.2)		(146.2)		(151.7)
Fully diluted	(146.2)		(146.2)		(151.7)

Number of shares (million)
Weighted average ordinary shares	16,563		16,563		16,563
Weighted average diluted ordinary shares	16,563		16,563		16,563

Notes:
(1)
The financial information for RBS has been extracted from the audited financial statements for the year ended 31 December 2008 included on page 209 of the Form 20-F filed with the SEC on 31 March 2011.

(2)
The financial information for the RFS Minority Interest has been extracted from RBS's accounting records for the year ended 31 December 2008 without adjustment and represents those parts of the ABN AMRO businesses attributable to the other Consortium Members.

(3)	Pro forma unaudited income statement of RBS for the year ended 31 December 2008 excluding those parts of the ABN AMRO businesses attributable to the other Consortium Members.
(4)
The financial information for the EC State Aid Divestments has been extracted from RBS's accounting records for the year ended 31 December 2008 without adjustment and represents those parts of RBS attributable to the businesses agreed with the European Commission as being for disposal for which information is currently available, namely RBS Insurance, RBS Sempra Commodities and Global Merchant Services.

(5)
Pro forma unaudited income statement of RBS for the year ended 31 December 2008 excluding those parts of the ABN AMRO businesses attributable to the other Consortium Members and the EC State Aid Divestments.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Royal Bank of Scotland plc
Registrant

/s/ Rajan Kapoor
Rajan Kapoor
Group Chief Accountant
31 March 2011